Exhibit 12.1

Computation of ratio of earnings to fixed charges

(dollars in thousands)

	Nine months ended September 30,				Year ended December 31,
	2013		2012		2012		2011		2010		2009	2008

Earnings:
Earnings (loss) from continuing operations before income taxes and equity in (losses) income of unconsolidated affiliates	$308,680		$237,007		$314,407		$207,822		$48,362		$(932,985)	$94,600
Fixed charges	29,809		9,557		13,866		13,485		13,169		12,413	38,767
Distributed income of equity investees	328		—		—		—		11,355		—	—
Share of pre-tax losses of equity investee for which charges arising from a guarantee are included in fixed charges (a)	—		(25,604)		(22,604)		(28,936)		—		—	—
Total earnings (loss), as adjusted	$338,817		$220,960		$305,669		$192,371		$72,886		$(920,572)	$133,367

Fixed Charges:
Interest expense (a)	$21,651		$4,039		$6,068		$5,477		$5,223		$5,642	$29,061
Amortization of debt issuance costs	1,293		136		142		181		181		181	3,302
Interest portion of rent expense	6,865		5,382		7,656		7,827		7,765		6,590	6,404
Total fixed charges	$29,809		$9,557		$13,866		$13,485		$13,169		$12,413	$38,767

Ratio of earnings to fixed charges	11.4	x	23.1	x	22.0	x	14.3	x	5.5	x	—	3.4	x

(a)    IAC guaranteed half of an equity method investee’s bank loan and was required to satisfy the guarantee in 2012. Interest expense on this loan of $0.1 million for the nine months ended September 30, 2012 and $0.1 million and $0.2 million in the years ended December 31, 2012 and 2011, respectively, is included in fixed charges.